SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2005

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Form for the disclosure of securities transactions in the own issuing institution

Part I
1.	Name of issuing institution	: N.V. Koninklijke Nederlandsche Petroleum Maatschappij
2.	Name of the person obliged to notify	: Mrs. M.L.H.G. van der Veer-Bontenbal XXXX XXXX
Sort of security
3.	Sort of security	: Shares
(Share/Bond/Option/Warrant/other
4.	To be filled out if applicable
	- Nominal value of the security	: € 0.56
	- Option series (call option/put option)	: N/A
	- Exercise price	: N/A
	- Expiration date	: N/A
Transaction in the security indicated in question 3 and 4
5.	Date of the transaction	: 20.07.2005
6a.	Number of securities acquired in the transaction	:
6b.	Number of securities sold in the transaction	:Because of the unification between Royal Dutch and Shell Trading & Transport 88 Royal Dutch shares of Mrs. Van der Veer were exchanged into Royal Dutch Shell plc shares.
7.	Price of the securities	: N/A
8.	Open./Close (in case of options)	:

Part II

(Intended solely to enable the Netherlands Authority for the Financial Markets to verify this notification; this information will not be entered in the register)

- What is the relation between the person obliged to notify and the issuing institution? Indicate by ticking the appropriate category:

1.	An institution which has isued or will issue securities within the meaning of Section 46, subsection 1:		No
2.	Any person who determines or contributes to the daily management of the institution:		No
3.	Any person who supervises the management of the board of directors and the general affairs of the company and the entities connected with it:		No
4.

Members of the board of directors and supervisory board of legal entities and companies which are connected with the institution in a group, with the exception of persons falling within the categories mentioned under 2 and 3:

No
5.

Persons providing directly or indirectly more than 25 % of the capital of the institution, as well as, in case the notification is done by a legal entity or company, the members of the board of directors and supervisory board of that legal entity or company:

No
6.	Spouses and relations by blood or affinity in the first degree of the persons as mentioned in the categories 2 through 5 above:	Yes
7.	Other persons running a joint household with the persons as mentioned in the categories 2 through 5 above:		No
8.

Relations by blood or affinity of the persons as mentioned in the categories 2 through 5 above, which do not have a joint household with these persons, in case these relations by blood or affinity of the persons have more than 5 % of the shares, or depositary receipts for shares, in the capital of the institution at their disposal, or will obtain more than 5 % of the shares, or depository receipts for shares, in the capital of the institution:

No
9.	Members of the Works Council, the Group Works Council or the Central Works Council of the institution, as described in the Works Councils Act:		No
	- Is the disclosure made through the Compliance Officer of the issuing institution	Yes
- If the transaction concerns an employee participation plan:date of granting of the option

To the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct:

A..J. van der Steenstraten

Postbus 162	Date: 22.07.2005

2501 AN Den Haag, Nederland	Signature:

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 25 July 2005
President/Managing Director	Company Secretary

(J. van der Veer)	(M.C.M. Brandjes)